Exhibit 99.1

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto board appointment

1 September 2011

Chris Lynch today joins the Boards of Rio Tinto plc and Rio Tinto Limited as a non-executive director.

Chris Lynch has had an extensive career in the mining and metals industry, including seven years at BHP Billiton, where he was chief financial officer and then executive director and group president – Carbon Steel Materials. Prior to this he spent 20 years with Alcoa Inc. He is currently chief executive officer of Transurban Group and is also a commissioner of the Australian Football League.

Rio Tinto chairman Jan du Plessis said “I am delighted that Chris Lynch is joining the Boards. He has nearly 30 years of tremendous experience acquired in the mining and metals industry. In addition, Chris is a leading figure in the Australian business community and his appointment reflects the significance of Australia to Rio Tinto’s global operations. He brings with him considerable international experience gained from other global businesses from which we also stand to benefit.”

Notes to editors

Biographical notes

Chris Lynch held a series of senior appointments at BHP Billiton between 2000 and 2007, spending six years as chief financial officer before becoming executive director and group president – Carbon Steel Materials.

Prior to that he held various senior leadership roles at Alcoa Inc, including vice-president and chief information officer (1999 to 2000), chief financial officer, Europe (1997 to 1999) and managing director of KAAL Australia Limited, a joint venture between Alcoa and Kobe Steel of Japan (1995 to 1997).

Mr Lynch holds degrees of Bachelor of Commerce (BComm) and Master of Business Administration (MBA) both from Deakin University, Melbourne, Australia, and he is a fellow of CPA Australia.

The Company has received notification from Mr Lynch of the following matters under paragraph 9.6.13 of the UK Listing Rules:

Mr Lynch has been a director of the publicly-quoted companies listed below during the last five years:

Current directorships:

•	The Transurban Group Limited comprising the following entities –

•	Transurban Holdings Limited;

•	Transurban Infrastructure Management Limited;

•	Transurban International Limited;

•	(since 18 February 2008)

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

Past directorships:

•	BHP Billiton Limited and BHP Billiton plc (until 30 June 2007)

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media